UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31369

CIT GROUP INC.
(Exact name of registrant as specified in its charter)

c/o First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609
(919) 716-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:*
Common Stock, par value $0.01 per share: Zero
5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share: Zero

* On October 15, 2020, First Citizens BancShares, Inc. (“First Citizens”) and CIT Group Inc. (“CIT”) entered into an Agreement and Plan and Merger, as amended by Amendment No. 1, dated September 30, 2021 (as amended, the “Merger Agreement”), by and among First Citizens, First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of the First Citizens (“FCB”), FC Merger Subsidiary IX, Inc., a direct, wholly owned subsidiary of FCB (“Merger Sub”), and CIT, a Delaware corporation and the parent company of CIT Bank, N.A., a national banking association (“CIT Bank”). On January 3, 2022, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into CIT, with CIT surviving (the “First-Step Merger”). Immediately following the First-Step Merger, CIT merged with and into FCB, with FCB surviving (the “Second-Step Merger”). Following completion of the Second-Step Merger, CIT Bank then merged with and into FCB, with FCB surviving.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, First Citizens BancShares, Inc., as successor by merger to CIT Group Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2022	FIRST CITIZENS BANCSHARES, INC.
As successor by merger to CIT Group Inc.

	By:	/s/ Craig L. Nix
	Name:	Craig L. Nix
	Title:	Chief Financial Officer